EXHIBIT 11.1

SCHEDULE REGARDING COMPUTATION OF PER SHARE EARNINGS
(000’s except per share data)

	Six Months Ended June 30,		Three Months Ended June 30,
	1999	1998	1999	1998
Net income (loss)	$3,571	$3,173	$1,845	$1,894
Less preferred stock dividends	(556)	—	(525)	—

Income available to common stockholders— basic	$3,015	$3,173	$1,320	$1,894

Plus preferred stock dividends	556	—	525	—

Income available to common stockholders— diluted	$3,571	$3,173	$1,845	$1,894

Basic weighted average shares outstanding	8,130	7,987	8,130	8,121
Common equivalent shares:
Dilutive stock options	22	81	22	59
Dilutive warrants	225	773	217	835
Convertible preferred stock	2,226	—	4,286	—

Diluted weighted average shares outstanding	10,603	8,841	12,655	9,015

Basic earnings (loss) per share	$0.37	$0.40	$0.16	$ 0.23

Diluted earnings (loss) per share	$0.34	$0.36	$0.15	$ 0.21